SECUR 06009726 SION
Washington, D.C. 20549

RECEIVED AUG 2006 SEC MAIL PROCESSING SECTION WASH. D.C. 199

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-41451

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Collier Browne & Company

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7355 Drake Road
(No. and Street)

Cincinnati (City) Ohio (State) 45243 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas R. Browne (513) 271-3777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jackson, Rolfes, Spurgeon & Co.
(Name – *if individual, state last, first, middle name*)

2090 Florence Avenue, Suite 201, Cincinnati, OH 45206
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 30 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas R. Browne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Collier Browne & Company, as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DONNA J. WELLAGE
Notary Public, State of Ohio
My Commission Expires Oct. 8, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jackson, Rolfes, Spurgeon & Co.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

Mark A. Jackson • James P. Rolfes • Roger K. Spurgeon • Jeffrey R. Oehler • Dennis J. Tepe

2090 Florence Avenue • Suite 201 • Cincinnati, OH 45206-2448
Telephone (513) 595-8800 • Fax (513) 595-8806 • www.jrscpa.com

Independent Auditor's Report

Stockholder
Collier Browne & Company:

We have audited the accompanying statement of financial condition of Collier Browne & Company (an S-Corporation) as of June 30, 2006 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Collier Browne & Company as of June 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jackson, Rolfes, Spurgeon & Co.

Cincinnati, Ohio
August 2, 2006

COLLIER BROWNE & COMPANY
STATEMENT OF FINANCIAL CONDITION
June 30, 2006

ASSETS

Cash	$	239,552
Receivables from brokers and dealers		
Receivables from non-customers (no allowance for doubtful accounts deemed necessary)		17,496
Securities owned, marketable, at market value		46,610
Investment securities		
Other assets		1,321
TOTAL ASSETS	**$**	**304,979**

LIABILITIES AND STOCKHOLDER'S EQUITY

Payables to non-customers	$	556
Securities sold, but not yet purchased, at market value		
Commitments and contingent liabilities		
Liabilities subordinated to claims of general creditors		
Stockholder's equity		
Common stock		100
Additional paid-in capital		171,900
Retained earnings		132,423
Total stockholder's equity		304,423
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**304,979**

The accompanying notes are an integral part of these financial statements.

COLLIER BROWNE & COMPANY
STATEMENT OF INCOME
For the Year Ended June 30, 2006

REVENUES		
Commissions	$	415,746
Net dealer inventory and investment gains		22,244
Other		17,623
		455,613
EXPENSES		
Employee compensation and benefits		260,075
Commissions and floor brokerage		92,284
Communications		23,485
Occupancy		13,200
Other operating expenses		18,188
		407,232
INCOME BEFORE INCOME TAXES		**48,381**
Income taxes		
NET INCOME	**$**	**48,381**

The accompanying notes are an integral part of these financial statements.

COLLIER BROWNE & COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended June 30, 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at June 30, 2005	$ 100	$ 171,900	$ 134,042	$ 306,042
Distributions			(50,000)	(50,000)
Net Income			48,381	48,381
Balance at June 30, 2006	$ 100	$ 171,900	$ 132,423	$ 304,423

The accompanying notes are an integral part of these financial statements.

COLLIER BROWNE & COMPANY
STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	48,381
Adjustments to reconcile net income to net cash provided by operating activities:		
Loss on investment securities		825
Changes in:		
Receivables from brokers and dealers		-
Receivables from non-customers		1,961
Securities owned, marketable, at market value		(14,500)
Other assets		948
Payables to non-customers		(1,890)
Securities sold, but not yet purchased, at market value		-
NET CASH PROVIDED BY OPERATING ACTIVITIES		**35,725**
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to shareholders		(50,000)
NET CASH USED BY FINANCING ACTIVITIES		**(50,000)**
NET DECREASE IN CASH		**(14,275)**
CASH AT BEGINNING OF YEAR		**253,827**
CASH AT END OF YEAR	**$**	**239,552**

The accompanying notes are an integral part of these financial statements.

COLLIER BROWNE & COMPANY
NOTES TO FINANCIAL STATEMENTS
For the Year Ended June 30, 2006

NOTE A: SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Collier Browne & Company is a fully-disclosed introducing broker and dealer of securities and, therefore, is exempt from the reporting requirements under Rule 15c3-3.

Basis of Accounting

Customers' securities and commodities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Cash Concentration

The Company considers all highly liquid securities with an original maturity of three months or less to be cash and/or cash equivalents. The Company is insured with the Securities Investor Protection Corporation (SIPC) for certain losses up to $500,000, of which no more than $100,000 may be for claims for cash. As of June 30, 2006, there were deposits of $133,570 that were uninsured under SIPC. The Company must maintain a minimum of $10,000 of firm cash with its clearing broker.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE B: FINANCIAL INSTRUMENTS

The Company is engaged with various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE C: LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no liabilities subordinated to the claims of general creditors during the year. Therefore, no statement of changes in liabilities subordinated to the claims of general creditors is presented in these financial statements.

NOTE D: CAPITAL STOCK

Capital stock at June 30, 2006 was as follows:

> Common stock, par value $.01, 750 shares authorized, 200 shares issued and outstanding, initial stated capital $100.

NOTE E: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2006, the Company had net capital of $293,667, which was $193,667 in excess of the required net capital of $100,000. The Company had aggregate indebtedness of $556 at June 30, 2006.

NOTE F: PENSION PLAN

The Company has a defined contribution plan covering all its employees. Contributions are made at the discretion of the Company. Contributions of $32,000 have been charged to income during the year ended June 30, 2006.

NOTE G: INCOME TAXES

The Company, with the consent of its shareholder, has elected to have its income or loss reported directly by the shareholder under provisions of Subchapter S of the Internal Revenue Code.

NOTE H: RELATED PARTY TRANSACTIONS

The Company received no commission revenue from the officer-shareholder during the year ended June 30, 2006.

The Company leases office space from the shareholder on a month-to-month basis. Rent paid to the shareholder was $13,200 for the year ended June 30, 2006.

NOTE I: SECURITIES OWNED AND SOLD BUT NOT YET RECEIVED

As of June 30, 2006, the Company had no marketable securities owned and sold but not yet purchased.

NOTE J: CONCENTRATION

During the year ended June 30, 2006, one customer accounted for approximately 70% of total revenues.

SUPPLEMENTARY INFORMATION

COLLIER BROWNE & COMPANY
SCHEDULE I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2006

NET CAPITAL		
Total stockholder's equity	$	304,423
Deductions and/or charges:		
Non-allowable assets:		
Other assets		(1,321)
Net capital before haircuts on securities		**303,102**
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Trading and investment securities, other securities		(6,991)
Undue concentrations		(2,444)
		(9,435)
NET CAPITAL	**$**	**293,667**
AGGREGATE INDEBTEDNESS		
Payables to non-customers	$	556
TOTAL AGGREGATE INDEBTEDNESS	**$**	**556**
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	37
Minimum dollar net capital requirement of reporting broker or dealer	$	100,000
Net capital requirement	$	100,000
Excess net capital	$	193,667
Excess net capital at 1500%	$	193,667
Excess net capital at 1000%	$	293,611
Ratio: Aggregate indebtedness to net capital		0%
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of June 30, 2006)		
Net capital as reported in Company's Part IIA FOCUS report	**$**	**293,667**

The accompanying notes are an integral part of these financial statements.

Jackson, Rolfes, Spurgeon & Co.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

Mark A. Jackson • James P. Rolfes • Roger K. Spurgeon • Jeffrey R. Oehler • Dennis J. Tepe

2090 Florence Avenue • Suite 201 • Cincinnati, OH 45206-2448
Telephone (513) 595-8800 • Fax (513) 595-8806 • www.jrscpa.com

Stockholder
Collier Browne & Company

In planning and performing our audit of the financial statements and supplemental schedule of Collier Browne & Company for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management' s authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company' s practices and procedures were adequate at June 30, 2006, to meet the SEC' s objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jackson, Rolfes, Spurgeon & Co.

Cincinnati, Ohio
August 2, 2006